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18006714

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC Mail Processing Section

MAR 06 2018

Washington DC 408

SEC FILE NUMBER
8-65376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ERG SECURITIES (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 WASHINGTON STREET, SUITE 919
(No. and Street)

NORWALK	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT GOODMAN (646) 571-0173
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD , LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE STE B20	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, ROBERT GOODMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ERG SECURITIES (US) LLC, as of FEBRUARY 28, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

KIM A. MORABITO
NOTARY PUBLIC
MY COMMISSION EXPIRES 11-30-2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERG Securities (US) LLC
Table of Contents
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ERG Securities (US), LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ERG Securities (US), LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ERG Securities (US), LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ERG Securities (US), LLC's management. Our responsibility is to express an opinion on ERG Securities (US), LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ERG Securities (US), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as ERG Securities (US), LLC's auditor since 2017.

Bethlehem, Pennsylvania

February 22, 2018

ERG Securities (US) LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	16,808
Fees receivable		16,068
Other current assets		5,071
Total Assets	$	37,947

Liabilities and Member's Equity

Liabilities		
	$	-
Total Liabilities		-
Member's equity		37,947
Total Liabilities and Member's Equity	$	37,947

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

ERG Securities (US) LLC formerly known as Asperion Group LLC (the "Company"), was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 11, 2002. ERG Capital Partners (US) LLC (the "Member"), a Delaware Limited Liability Company, purchased Asperion Group LLC on 12/31/16 including the intangible asset of the FINRA Member License and certain prepaid accounts relating to the regulatory portion of the business. Effective January 3, 2017, the Company changed its name to ERG Securities (US) LLC.

The Company provides strategic global advisory services for private placements and raises institutional capital.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash held by the Company is held in one global financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations.

Foreign Currency
All assets and liabilities denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Income and expense items denominated in foreign currencies are translated into U.S Dollar amounts on the respective dates of such transactions.

Fees Receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the Member.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company entered into an Expense and Office Sharing Agreement (the "Agreement") with the Member, effective January 1, 2017. The Agreement allows for the Member to provide certain services and substantially all of the day-to-day overhead expenses to the Company at no charge. However, the Company agrees that it and not the Member is responsible for all registration and filing fees and FINRA-related dues and fees, auditor fees and bond premium fees. As of December 31, 2017, no amounts are due to the Member from the Company.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $16,808, which was $11,808 in excess of the amount required. The Company's percentage of aggregate indebtedness to net capital was 0%.

5. PRIOR PERIOD ADJUSTMENT

A prior period adjustment was made to reflect the closing adjustments made at the purchase date of the Company in order to properly reflect the opening assets, liabilities and member's equity as of December 31, 2016. As a result, cash and cash equivalents were restated from $65,886 to $10,038, resulting in a decrease of $55,848 to member's equity. Fees receivable were restated from $1,103 to $0, resulting in a decrease of $1,103 to member's equity. Other current assets were restated from $814 to $767, which resulted in a decrease of $47 to member's equity. Property and equipment, net of accumulated depreciation were restated from $5,453 to $0, decreasing member's equity by $5,453. Lastly, accrued expenses were restated from $20,715 to $0, increasing member's equity by $20,715. The total prior period adjustment to all asset and liability accounts resulted in a net decrease in member's equity of $41,736. The table below details the prior period adjustment to each asset and liability and the resulting effect on member's equity.

		Prior Year Amount as Originally Reported		Prior Year Amount as adjusted	Increase (Decrease) in Member's Equity
Cash and cash equivalents	from	$65,886	to	$10,038	$(55,848)
Fees receivable	from	1,103	to	0	(1,103)
Other current assets	from	814	to	767	(47)
Property and equipment, net of accumulated depreciation	from	5,453	to	0	(5,453)
Accrued expenses	from	20,715	to	0	20,715
Member's Equity	from	52,541	to	10,805	(41,736)

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2018, the date on which the financial statements were available to be issued. Management is not aware of any additional subsequent events that require recognition or disclosure in the financial statements.